Exhibit 99.1

B.O.S. Expects to Record a Write-Off of $600,000 Related to Recent Robotics Acquisition

RISHON LEZION, Israel, October 29, 2019 -- B.O.S. Better Online Solutions Ltd. (“BOS” or the “Company”) (NASDAQ: BOSC), a global provider of intelligent systems and services for production and logistics, announced today that it expects to record a write-off of approximately $600,000 in the third quarter of 2019, primarily related to its robotics acquisition.

Eyal Cohen, BOS Co-CEO and CFO stated, “In connection with our acquisition of the robotics business of Imdecol Ltd. (“Imdecol”), we agreed to act as Imdecol’s subcontractor to complete certain existing contracts, which were not assigned to BOS as part of the transaction. We have experienced unexpected cost overruns and delays in the completion of these contracts, which cannot be passed on to the customers. Although Imdecol remains responsible for such cost overruns, BOS does not expect that Imdecol will be able to pay these amounts, so BOS expects to write off a portion of Imdecol’s debt in the amount of approximately $600,000.   While we are disappointed with this write-off, we expect to deduct this amount from future earn-out payments, if any, that would otherwise have been payable to Imdecol for its robotics business. The delay in completing the existing contracts, have also caused delays in the delivery of other robotics projects, which result in the deferral of revenues related to such projects. Our management team is focusing its efforts on improving the robotics production process and we expect these efforts to yield positive results in 2020.

“We continue to believe in the long term benefits of the robotics acquisition and the prospects for this business. In particular, we view the U.S. market as the most attractive opportunity for the robotics business. We plan to launch a U.S. sales platform in the first quarter of 2020 and expect to begin generating U.S. orders in the first half of 2020. In order to execute this initiative, we will look to increase our financial resources by $0.5 million to $1 million.” Mr. Cohen concluded.

The Company has revised its revenue expectation for the full year of 2019 to $33 million, from its previous expectation of $36 million. BOS reported revenue of $32.7 million for the full year of 2018. The Company will release its full financial results for the third quarter of 2019 before the market opens on Tuesday November, 26, 2019.

Safe Harbor Regarding Forward-Looking Statements

The forward-looking statements contained herein reflect management’s current views with respect to future events and financial performance. These forward-looking statements are subject to certain risks and uncertainties that could cause the actual results to differ materially from those in the forward-looking statements, all of which are difficult to predict and many of which are beyond the control of BOS.  These risk factors and uncertainties include, amongst others, the dependency of sales being generated from one or few major customers, the uncertainty of BOS being able to maintain current gross profit margins, inability to keep up or ahead of technology and to succeed in a highly competitive industry, failure to successfully integrate and achieve the potential benefits of the acquisition of the business operations of Imdecol Ltd., inability to maintain marketing and distribution arrangements and to expand our overseas markets, uncertainty with respect to the prospects of legal claims against BOS, the effect of exchange rate fluctuations, general worldwide economic conditions and continued availability of financing for working capital purposes and to refinance outstanding indebtedness; and additional risks and uncertainties detailed in BOS’ periodic reports and registration statements filed with the U.S. Securities and Exchange Commission. BOS undertakes no obligation to publicly update or revise any such forward-looking statements to reflect any change in its expectations or in events, conditions or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements.

About BOS

B.O.S is a global provider of intelligent systems and services for production and logistics. BOS’ Robotics and RFID Division offers intelligent robotics and RFID systems for industrial and logistics processes as well as for retail store management. BOS’ Supply Chain Division provides electronic components, mainly for the aerospace, defense and other industries worldwide. Its services include the consolidation of components from a vast number of suppliers, long term scheduling and kitting. For more information, please visit: www.boscorporate.com or contact:

For more information:

Investor Relations Contact: John Nesbett/Jennifer Belodeau IMS Investor Relations (203) 972-9200 jnesbett@institutionalms.com	Company Contact: Eyal Cohen, CO-CEO & CFO B.O.S Better Online Solutions Ltd. +972-542525925 eyalc@boscom.com